FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	“Further corn trait expansion: approval in Vietnam”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323	Paul Minehart
Fax:	+41 61 323 2424	USA	+1 202 737 8913	Lars Oestergaard
				Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland, March 17, 2015

Further corn trait expansion: approval in Vietnam

•	Official approval for Bt11 x GA21 stacked corn seed
•	Superior control of the most damaging corn pest in ASEAN countries
•	Supports Syngenta’s comprehensive offer for Vietnam’s growers

Syngenta today announced that the Vietnamese Ministry of Natural Resources and Environment has approved its Bt11 x GA21 double stack corn seed for commercial cultivation in the country. This double stack will be available for the 2015/2016 season.

Corn hybrids containing the Bt11 trait are designed to control the Asian Corn Borer, the most damaging corn pest in ASEAN countries. GA21 glyphosate tolerance will give farmers greater flexibility in managing weeds, thereby helping them to maximize yield potential.

Syngenta Chief Operating Officer Davor Pisk said: “Today’s announcement is another example of the broad potential of our proprietary corn traits. The decision by the Vietnamese government will give growers access to a wider choice of agricultural technologies and will be a valuable addition to our integrated offers in Vietnam.”

Syngenta is committed to providing integrated crop solutions and agronomic knowledge which support growers in increasing productivity and crop quality in a sustainable way.

Syngenta is one of the world’s leading companies with more than 28,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties.Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – March 17, 2015 / Page 1 of 1

SYNGENTA AG

Date:	March 17, 2015	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration